SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of August, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES SECOND QUARTER 2007 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
Unaudited Condensed Consolidated Statements of Cash Flows
SIGNATURES

2

This Form 6-K consists of:
The Announcement of second quarter 2007 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on August 14, 2007.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
SECOND QUARTER 2007 RESULTS
SHENZHEN, CHINA — August 14, 2007 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based wireless coverage products and services provider and radio frequency, or RF, technology and product developer, today announced its unaudited financial results for the second quarter ended June 30, 2007.
Second Quarter 2007 Financial Highlights:
•	Total revenue increased 12.8% over the second quarter of 2006 to RMB203.0 million (US$26.7million) (1)
•	Revenue from base station RF business increased 28 times over the second quarter of 2006 to RMB55.0 million (US$7.2 million)

•	Revenue from wireless coverage products and services was RMB148.0 million (US$19.4 million), a decreased of 16.9% from the second quarter of 2006
•	Research and development expenses and general and administrative expenses increased 72.5% and 42.7% respectively over the second quarter of 2006, due to continued investment in base station RF business

•	Gross profit was RMB82.6 million (US$10.9 million), a decreased of 7.6% from the second quarter of 2006

•	Net income was RMB16.2 million (US$2.1 million), a decreased of RMB23.2 million (US$3.1 million) from the second quarter of 2006

•	Diluted earnings per ADS(2) were RMB0.65 (US$0.08)
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “I am pleased to report another quarter of solid business development, driven by continued execution of our second stage strategic initiative to develop our base station RF parts and components business, as well as further consolidating our leading position as a provider of wireless coverage equipment and integrated service for top tier Chinese carriers.”

(1)	The Company’s functional and reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on June 30, 2007 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York , which was US$1.00=RMB7.612. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2007, or at any other date.

(2)	Each ADS represents 25 of our ordinary shares.

“As one of our core competencies and key growth drivers, our base station RF business has gained significant traction with a revenue increase of 4.3 times over last quarter and 28 times year-over-year, reaching RMB55.0 million (US$7.2 million) in second quarter of 2007. I am greatly encouraged by this strong performance in the second quarter of 2007, which I attribute to our focus and commitment on executing the following steps of our RF strategy: First, expand market share via mass production of passive modules for domestic base station OEMs to drive top line growth; Second, strengthen our position in the domestic market while expanding into global markets to continue diversifying and broadening our customer base; Third, enhance profitability and market share by developing and offering active modules to deepen penetration among domestic and global OEMs; and finally, build scalability by expanding manufacturing capacity and consolidating R&D capabilities to further support sales growth and improve bottom-line results.”
Mr. Gao continued, “We are currently working on expanding sales to base station equipment manufacturers in China and elsewhere to enhance our leadership position in this space. As part of the implementation of our RF strategy, we made significant investments in the second quarter to further consolidate our leading technology position in R&D capabilities by establishing the largest RF research and development team in China, with 51% of such team engaged in base station RF modules, and 32% of our total employees engaged in base station RF business. In June 2007, we have already expanded our manufacturing capacity to US$3.9 million from an average of US$0.5 million per month in the first quarter of 2007. In addition, we have recently acquired a piece of land, which will be used to further expand our manufacturing capacity, to meet the anticipated rapid growth in RF product demand. While our RF business did not contribute to our bottom line in the second quarter of 2007, due in large part to our continuous investment in research and development, we believe that this part of our business will achieve profitability as revenue from base station RF parts and components continues to grow at a fast pace”
“Turning to our wireless coverage business, we won important bids from China Mobile in the second quarter of 2007. Although our sales revenue from these products and services in the second quarter was affected by an unexpected delay in Chinese carriers’ capital expenditure, we believe the carriers will accelerate their investment in the third quarter of 2007 as the bidding process is expected to reach completion.”
“Overall, our total revenue in the second quarter of 2007 increased by 12.8% compared to the second quarter of 2006. We expect revenue from base station RF parts and components will continue to grow steadily and the revenue from wireless coverage will recover in next quarter.”
“This second quarter demonstrates our ability to execute our strategic plan, our commitment to invest for the long term growth of the business and our focus on growth, operational efficiency and profitability, which we believe will ultimately generate positive returns for shareholders.”

Business Highlights
Base Station RF Parts and Components
•	Production capacity for base station RF parts and components has reached RMB30 million (US$3.9 million) in June from RMB4 million in the first quarter of 2007, and is expected to remain at similar level in the following months in order to support the increasing demand from customers in the third quarter and the rest of the year.

•	The Company became a major supplier of base station passive RF modules for ZTE Corporation.

•	The Company began bulk production of base station passive RF modules to Huawei Technologies Co., Ltd.

•	The Company started development of the TD-SCDMA RRU product for next generation 3G networks with Potevio Co., Ltd.
Wireless Coverage Products and Services
•	By the end of the second quarter of 2007, actual investment in wireless coverage products and services by Chinese carriers was behind their previously budgets. The major reasons for the investment delays are 1) a change in China Mobile’s centralized procurement policy, the implementation of which will take time to be reflected among its subsidiaries; 2) centralized bidding for China Mobile’s TD-SCDMA coverage equipment and bidding for integrated service suppliers to local subsidiaries were postponed to the second quarter of 2007; and 3) as a result of the “calling-party-pay” (CPP) policy, China Netcom’s and China Telecom’s PHS network revenue decreased, leading to reduced PHS investments from China Netcom and China Telecom.

•	The Company won contracts from China Mobile to provide coverage equipment and integrated services in the first TD-SCDMA expanded technique trial network bidding.

•	The Company won contracts from China Telecom to provide coverage equipment and integrated services in the first TD-SCDMA expanded technique trial network bidding.

•	The Company qualified as an integrated service provider for China Netcom in its TD-SCDMA expanded technique trial network.

•	The Company secured a contract to supply coverage equipments and services for the China Mobile Olympic WLAN network through China Mobile’s centralized bidding process.

•	The Company successfully won the bid to provide wireless coverage for No. 1 Subway Line from Beijing Subway Co. Ltd.

Second Quarter 2007 Unaudited Financial Results:
Revenues
Revenue in the second quarter of 2007 was RMB203.0 million (US$26.7 million), an increase of RMB23.0 million (US$3.0 million) from RMB180.0 million in the second quarter of 2006, representing a 12.8% year-over-year increase. This is primarily due to strong demand for the Company’s base station RF parts and components.
Revenue from base station RF parts and components increased by RMB53.1 million (US$7.0 million), from RMB1.9 million in the second quarter of 2006 to RMB55.0 million (US$7.2 million) in the second quarter of 2007. This was mainly attributable to strong demand from base station original equipment manufacturers. In addition to sales to ZTE Corporation, the Company also began bulk production for Huawei Technologies Co., Ltd in the second quarter of 2007.
Revenue from wireless coverage products and services decreased by RMB30.1 million (US$4.0 million),  from RMB178.1 million in the second quarter of 2006 to RMB148.0 million (US$19.4 million) in the second quarter of 2007. Despite increased revenue from China Telecom due to regional market expansion, revenue from China Mobile, China Unicom and China Netcom decreased compared to the second quarter of 2006 because of delays in wireless coverage investments.

	Three Months Ended June 30,
	2006	2007			Year- over-
	Revenue	Revenue	Revenue	% of Total	Year
	(RMB'000)	(RMB'000)	(US$'000)	Revenue	Change
Wireless Coverage Products
China Mobile	52,738	37,672	4,949	18.6%	-28.6%
China Unicom	75,479	63,859	8,389	31.5%	-15.4%
China Telecom	20,809	29,371	3,859	14.5%	41.1%
China Netcom	19,324	9,592	1,260	4.7%	-50.4%
Overseas	3,225	5,028	661	2.4%	55.9%
Non-operators	6,530	2,518	330	1.2%	-61.4%
Subtotal	178,105	148,040	19,448	72.9%	-16.9%
Base Station RF Products
OEMs	1,871	54,984	7,223	27.1%	2838.7%
Total	179,976	203,024	26,671	100.0%	12.8%

Cost of Revenues
Cost of revenue was RMB120.4 million (US$15.8 million), compared to RMB90.5 million in the second quarter of 2006, representing an increase of RMB29.9 million (US$3.9 million), or 33.0%. The increase was primarily due to an increase in total revenue and a rapid increase in revenue contribution from lower-margin RF parts and components.
Operating Expenses
Total operating expenses increased RMB15.9 million (US$2.1 million), or 34.8%, from RMB45.9 million in the second quarter of 2006 to RMB61.8 million (US$8.1 million) in the second quarter of 2007. This was due to an increase in research and development expenses and general and administrative expenses which were primarily related to further investments in the Company’s base station RF parts and components business. Sales and distribution expenses also increased in the second quarter of 2007.
Research and development expenses grew by RMB6.0 million (US$0.8 million), or 72.5%, from RMB8.3 million in the second quarter of 2006 to RMB14.3 million (US$1.9 million) in the second quarter of 2007. The increase was mainly due to the Company’s expansion of its research and development team and increased investments in research and development. As a result, compared to the second quarter of 2006, salary and compensation for research and development staff increased by RMB4.0 million (US$0.5 million), office expenses increased by RMB1.0 million (US$0.1 million), and depreciation expenses increased by RMB0.5 million (US$0.1 million).
Sales and distribution expenses were RMB31.8 million (US$4.2 million) in the second quarter of 2007, an increase of RMB5.2 million (US$0.7 million), or 19.7%, from RMB26.6 million in the second quarter of 2006. The increase was mainly due to strengthened marketing efforts with China Mobile and an expanded sales and marketing team, which led to an increase of RMB0.9 million (US$0.1 million) in salary and compensation, an increase of RMB2.9 million (US$0.4 million) in travelling and entertainment expenses, as well as an increase of RMB1.4 million (US$0.2 million) in other office expenses.
General and administrative expenses were RMB15.7 million (US$2.1 million) in the second quarter of 2007, an increase of RMB4.7 million (US$0.6 million), or 42.7%, from RMB11.0 million in the second quarter of 2006. The year-over-year increase was primarily due to an increase of RMB3.4 million (US$0.4 million) in salary and compensation and an increase of RMB1.0 million (US$0.1 million) in connection with other office expenses.
Other Expenses/Income
Total other expenses were RMB4.1 million (US$0.5 million) in the second quarter of 2007, compared to RMB0.5 million in the second quarter of 2006, an increase of RMB3.6 million

(US$0.5 million). This is primarily due to a decrease in interest income and an increase of exchange loss.
Interest income was RMB1.8 million (US$0.2 million) in the second quarter of 2007, a decrease of RMB4.0 million (US$0.5 million), or 69.2%, from RMB5.8 million in the second quarter of 2006. This decrease is mainly due to a decrease in bank deposits as portions of the proceeds from the Company’s initial public offering were used to fund working capital and capital expenditure needs.
Interest expense increased from RMB6.3 million in the second quarter of 2006 to RMB6.5 million (US$0.9 million), a slight increase of RMB0.2 million, or 2.4%. This resulted from an increase in bank loans.
Exchange loss amounted to RMB2.9 million (US$0.4 million) in the second quarter of 2007. This was primarily due to the fact that a portion of the proceeds from the Company’s initial public offering were kept as bank deposits denominated in US dollars, which suffered an exchange loss resulting from the appreciation of Renminbi against the US dollar.
Grant income was RMB3.3 million (US$0.4 million) in the second quarter of 2007, compared to RMB0.1 million in the second quarter of 2006. These grants are made by the Chinese government to encourage research and development activities.
Earnings
Gross profit was RMB82.6 million (US$10.9 million) in the second quarter of 2007, a decrease of RMB6.8 million (US$0.9 million), or 7.6%, from RMB89.4 million in the second quarter of 2006. Gross margin was 40.7%, compared to 49.7% in the second quarter of 2006. The decrease in gross margin was primarily due to an increasing portion of lower-margin RF product sales in the overall product mix and a decrease in wireless coverage product unit pricing as a result of intense market competition.
Operating income was RMB20.8 million (US$2.7 million), a decrease of RMB22.8 million (US$3.0 million), or 52.3%, from RMB43.6 million in the second quarter of 2006. This is mainly due to the decrease in gross margin and increase in operating expenses.
Net income was RMB16.2 million (US$2.1 million), a decrease of RMB23.2 million (US$3.1 million), or 59.0%, from RMB39.4 million in the second quarter of 2006.
Diluted earnings per ADS were RMB0.65 (US$0.08) in the second quarter of 2007.

Balance Sheet
Total cash (1) decreased from RMB706.0 million as of December 31, 2006 to RMB531.7 million (US$69.9 million) as of June 30, 2007, a decrease of RMB174.3 million (US$22.9 million), or 24.7%. This decrease was mainly attributable to use of cash for purchase of base station RF module production and research equipment, capital expenditures of RMB75.9 million (US$10.0 million) for the purchase of a land use right for future production capacity expansion, as well as other working capital payments. Cash and cash equivalents decreased to RMB303.6 million (US$39.9 million) as of June 30, 2007, from RMB467.4 million as of December 31, 2006. Pledged time deposits decreased by RMB10.5 million (US$1.4 million) to RMB228.1 million (US$30.0 million) as of June 30, 2007 from RMB238.6 million as of December 31, 2006.
Total accounts receivable(2) were RMB1,088.6 million (US$143.0 million) as of June 30, 2007, an increase of RMB71.8 million (US$9.4 million), or 7.1%, from RMB1,016.8 million as of December 31, 2006. This is mainly due to the revenue increase from RF parts and components in the second quarter of 2007 and that revenue has not been collected yet.
Inventory increased from RMB434.4 million as of December 31, 2006 to RMB582.9 million (US$76.6 million) as of June 30, 2007, an increase of RMB148.5 million (US$19.5 million), or 34.2%. This is primarily due to an increase in raw materials related to the expansion of production capacity for the base station RF parts and components and an increase in wireless coverage finished goods that are in the process of customer installation.
Total assets increased by RMB245.9 million (US$32.3 million), or 10.2%, from RMB2,415.8 million as of December 31, 2006 to RMB2,661.7 million (US$349.7 million) as of June 30, 2007. The increase was mainly attributable to the increase in inventory, total accounts receivable, and property, plant and equipment.
Total liabilities increased by RMB275.6 million (US$36.2 million), or 31.8%, from RMB866.4 million as of December 31, 2006 to RMB1,142.0 million (US$150.0 million) as of June 30, 2007. The increase was mainly due to an increase in long-term debt to fund new production facilities construction and an increase in short-term bank loans for working capital needs.
Business Outlook
GrenTech estimates that revenue in the third quarter of 2007 will be in the range of RMB260 million to RMB295 million. This forecast reflects GrenTech’s current preliminary view, which is subject to change.
The Company expects to benefit from increasing market demand for base station RF parts and components. GrenTech believes it has sufficient orders on hand to potentially lead to increased revenue from its RF parts and components in the third quarter of 2007. In particular, the Company anticipates that sales to Huawei Technologies Co., Ltd and ZTE Corporation will continue to increase.

(1)	Total cash = cash and cash equivalents + pledged time deposit

(2)	Total accounts receivable = accounts receivable, net + long-term accounts receivable

In addition, the Company believes that China Mobile, as the major investor in the wireless coverage market in China, will accelerate its wireless coverage construction after completing the bidding process, and the deployment of large scale construction of the TD-SCDMA expanded commercial trial network. China Unicom is also expected to increase its spending in wireless coverage from the third quarter of 2007.
Conference Call and Webcast
The Company’s management team will conduct a conference call on August 14, 2007 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be accessible on the Company’s website at www.grentech.com.cn
About China GrenTech
GrenTech is a leading radio frequency or RF, technology developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech derives most of its revenues from wireless coverage products and services.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station equipment manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station equipment manufacturers such as Huawei Technologies and ZTE Corporation. For more information, please visit our website at www.grentech.com.cn.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators, in particular China Mobile, and base station OEMs; the risk that demand for base station RF parts and components will not continue to grow rapidly for whatever reason; the risk that the Company will not win the bid for China Mobile’s TD-SCDMA indoor wireless coverage equipment or any other bids it participates in whether due to pricing, product performance or other factors; risk that the telecommunication operators in China will not accelerate their capital expenditures on wireless coverage products and services; risks associated with large account receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry including the risk that the Company will continue to experience downward pressure of the pricing of its products; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products ; uncertainty as to its ability to continuously develop and manufacture new RF technology and keep up with changes in RF technology; uncertainty as to the issuance of 3G licenses by the PRC governmental authorities; future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring; limitation on the Company’s production capacity for RF products; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statement contained in this press release and that may affect its prospects in general are described in the Company’s fillings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering, and its annual report on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
Contacts

Investor Contact:	Investor Relations (US):
Dora Li, IR Director	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 8350 1796	+1 212 889 4350
lidongmei@powercn.com	GrenTech@Taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-rafferty.com	GrenTech@Taylor-rafferty.com
- FINANCIAL TABLES TO FOLLOW -

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2006 and June 30, 2007
(RMB and US$ expressed in thousands, except share and per share data)

	December 31,	June 30,	June 30,
	2006	2007	2007
	RMB	RMB	US$
Assets
Cash and cash equivalents	467,423	303,642	39,890
Pledged time deposits	238,618	228,065	29,961
Accounts receivable, net	747,859	806,760	105,985
Inventories	434,406	582,934	76,581
Total current assets	1,948,407	1,999,177	262,635
Long-term accounts receivable	268,957	281,830	37,024
Total assets	2,415,834	2,661,738	349,676

Liabilities and shareholders’ equity
Short-term bank loans	336,050	426,050	55,971
Total current liabilities	866,435	992,003	130,321
Long-term debt	—	150,000	19,706
Total liabilities	866,435	1,142,003	150,027

Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 625,000,000 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively	103	103	14
Total shareholders’ equity	1,530,428	1,501,790	197,292
Total liabilities and shareholders’ equity	2,415,834	2,661,738	349,676

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Income
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended June 30,			For Six Months Ended June 30,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
Revenues	179,976	203,024	26,671	194,772	234,310	30,782
Cost of revenues	(90,505)	(120,378)	(15,814)	(97,292)	(138,678)	(18,218)

Gross profit	89,471	82,646	10,857	97,480	95,632	12,564
Research and development costs	(8,306)	(14,326)	(1,882)	(16,699)	(27,527)	(3,616)
Sales and distribution expenses	(26,606)	(31,854)	(4,185)	(50,744)	(60,453)	(7,942)
General and administrative expenses	(10,967)	(15,655)	(2,057)	(22,076)	(29,060)	(3,818)

Total operating expenses	(45,879)	(61,835)	(8,123)	(89,519)	(117,040)	(15,376)

Operating income/(loss)	43,592	20,811	2,734	7,961	(21,408)	(2,812)
Interest income	5,761	1,776	233	6,620	4,232	556
Interest expense	(6,369)	(6,525)	(857)	(15,266)	(12,587)	(1,654)
Investment income	—	318	42	238	318	42
Exchange gain/(loss)	—	(2,941)	(387)	1,101	(5,729)	(753)
Grant income	100	3,310	435	227	3,430	451

Total other expense	(508)	(4,062)	(534)	(7,080)	(10,336)	(1,358)

Income tax (benefit)/expense	(3,583)	(1,360)	(179)	2,348	2,081	273

Income/(loss) before minority interests	39,501	15,389	2,022	3,229	(29,663)	(3,897)

Net income/(loss)	39,433	16,173	2,125	3,694	(28,638)	(3,762)
Net income/(loss) per share available to ordinary shareholders:
— Basic	0.06	0.03	0.00	0.01	-0.05	-0.01

— Diluted	0.06	0.03	0.00	0.01	-0.05	-0.01

Weighted average number of ordinary shares:
— Basic	619,770,291	625,000,000	625,000,000	543,491,666	625,000,000	625,000,000

— Diluted	620,879,121	625,000,000	625,000,000	560,773,481	625,000,000	625,000,000

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(RMB and US$ expressed in thousands)

	For Six-months Ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net cash (used in) operating activities	(147,830)	(198,654)	(26,097)
Net cash (used in) investing activities	(100,123)	(180,792)	(23,751)
Net cash provided by financing activities	767,096	217,628	28,590
Effect of exchange rate changes on cash	—	(1,963)	(258)
Net increase / (decrease) in cash and cash equivalents	519,143	(163,781)	(21,516)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: August 15, 2007